Titan Medical Announces Voting Results From Its Annual AND SPECIAL Meeting of Shareholders

TORONTO, June 15, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery, reported shareholder vote results from the Company’s Annual and Special Meeting held on Thursday, June 14, 2018.

All of management’s nominees for election were duly elected as directors of the Company by the shareholders present or represented by proxy at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting, as follows:

	For	%	Withheld	%
	Number		Number
John Barker	51,820,845	78.88	13,875,546	21.12
David McNally	64,479,257	98.15	1,217,134	1.85
Stephen Randall	54,769,397	83.37	10,926,994	16.63
John Schellhorn	62,641,150	95.35	3,055,241	4.65
Bruce Wolff	59,124,929	90.00	6,571,462	10.00

A total of 297,193,033 (or 70.78%) of the 419,888,311 common shares outstanding were voted at the meeting.

Shareholders passed the motion (with 46,883,459 votes (71.36%) for and 18,812,932 votes (28.64%) against) approving the stock option plan of the Company.

Shareholders passed the motion (with 261,778,215 votes (88.08%) for and 35,414,816 votes (11.92%) against) authorizing the consolidation of the outstanding common shares of the Company on the basis of a ratio to be determined by the board of directors of the Company in its sole discretion, within a range of one post-consolidation common share for every 5 to 30 outstanding pre-consolidation common shares of the Company.

The appointment of BDO Canada LLP as Auditors of the Company was approved by shareholders (with 287,610,199 votes (96.78%) for and 9,582,834 votes (3.22%) withheld) in respect of the motion.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

ContactS:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
     or
Bruce Voss
(310) 691-7100
bvoss@lhai.com